January 10, 2007
By Facsimile and U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Karl Hiller Branch Chief

Re:	Dean Foods Company Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File No. 001-12755
     This letter is submitted on behalf of Dean Foods Company (the “Company”) in response to the staff’s comment letter dated December 22, 2006 relating to the Company’s Form 10-K filed on March 10, 2006. For ease of reference, we have included the full text of the staff’s comments below.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 6 — Intangible Assets, page F-16
1. We note your response to prior comment 1 from our letter dated November 27, 2006 references EITF 95-3, which states “. . . costs related to plans to exit activities and involuntarily terminate or relocate employees that are recorded as part of the purchased entity under this Issue are not preacquisition contingencies accounted for under Statement 38.” Please tell us the specific facts and circumstances that led you to conclude that the cancellation of the long-term processing and distribution agreement is an exit activity, as that term is defined in footnote 1 of SFAS 146.
Response:
Prior to our acquisition of Horizon Organic Holding Corporation (“Horizon”), Horizon had limited internal production capabilities and relied on third-party processors to produce substantially all of its products. Among its third-party processing agreements were certain related long-term processing and distribution agreements (collectively referred to as the “Agreement”) with a third-party processor and its affiliates (collectively

Mr. Karl Hiller
U. S. Securities and Exchange Commission
January 10, 2007

referred to as the “Processor”), which had initially been entered into in 1999. Under the terms of the Agreement, Horizon had committed to processing at least 45% of its refrigerated UHT milk products volume as well as certain minimum processing volumes of organic milk products, as defined, until April 30, 2018. In addition, the Agreement provided the Processor with certain exclusive distribution rights in the states of New York, New Jersey, or Connecticut.
By the time we acquired Horizon Organic in January 2004, disputes had arisen between Horizon and the Processor in connection with the Agreement. In addition, due to our internal processing capabilities and planned expansion of Horizon’s UHT product distribution, we concluded at the time of the acquisition that the costs to move raw milk from various locations across the country to the Processor’s location, as well as the future distribution costs from the Processor’s facility were excessive in our business models. The restrictions in the Agreement precluded us from manufacturing products in our own Dairy Group or WhiteWave facilities and distributing those products in New York, New Jersey and Connecticut. The penalties for failure to meet committed production volumes were excessive, and there were significant disputes as to how the shortfall penalty should be calculated.
Accordingly, management began developing a plan to exit the Agreement, and shortly after the acquisition, management began taking the steps necessary (including the purchase and installation of required production equipment) to exit the Agreement. As a result, the contemplated exit from the Agreement represented an exit activity as defined in Footnote 1 to SFAS 146, which provides:
For purposes of this Statement, an exit activity includes but is not limited to a restructuring as that term is defined in IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Paragraph 10 of IAS 37 defines a restructuring as “a programme that is planned and controlled by management, and materially changes either: (a) the scope of a business undertaken by an enterprise; or (b) the manner in which that business is conducted.” A restructuring covered by IAS 37 (paragraph 70) includes the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations.
Such conclusion considers the following:
•	The products produced under the Agreement represented a material portion of the products sold by Horizon prior to the acquisition, as well as a material portion of the product growth we contemplated through the Horizon brand name at the time of the acquisition.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
January 10, 2007

•	The movement from an independent third-party processor arrangement to internal manufacturing represented a significant and fundamental change in the way business was conducted (i.e. how products were sourced) by Horizon.

•	Products processed under the Agreement were primarily produced within a single production facility located in the Northeastern United States. As stated above, the Agreement may have been economically feasible for Horizon because Horizon lacked internal processing capabilities, however, it was not deemed economically feasible post-acquisition.

•	The exit from the Agreement would allow us to utilize multiple production facilities across the United States closer to distribution points. We viewed this as clearly a fundamental reorganization that affected the nature and focus of the operations, as well as a relocation of business activities from one location to another.
Notwithstanding the above, we note that paragraph 2 to SFAS 146 states:
This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination2...(emphasis added)
2 EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” provides guidance on the accounting for costs associated with an exit activity that involves a company newly acquired in a business combination...
As a result, we evaluated the criteria outlined in EITF Issue No. 95-3 to ensure that the plan to exit the activity of the acquired business met such criteria.
As requested by the staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
January 10, 2007

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (214) 303-3443.
Sincerely,

/s/ Jack F. Callahan, Jr.

Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer

cc:	Mark A. Wojciechowski, Staff Accountant, U.S. Securities and Exchange Commission
Steve Green, Chairman of the Audit Committee for Dean Foods
Randy Stokx, Audit Partner, Deloitte & Touche
Meredith Cross, Partner, WilmerHale